CIG Capital Advisors
1000 Town Center, Suite 2500
Southfield, MI 48075
T 248.827.1010
F 248.827.7167

CIG Securities, Inc.'s Exemption Report

CIG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k): [(2) (ii)].

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

CIG Securities, Inc.

I, Osman Minkara, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Managing Principal
February 28, 2018